UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2011
Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F                 Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Notice of Annual General Meeting and Management Information Circular dated May 24, 2011.
2.	Form of Proxy.

Document 1

ANOORAQ RESOURCES CORPORATION

NOTICE OF

ANNUAL GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on June 22, 2011

The TSX Venture Exchange has not in any way passed upon the merits of the
Acquisition described herein and any representation to the contrary is an offence.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, Central Securities Depositary Participant, banker, accountant, attorney or other independent professional adviser immediately.

Copies of this document, which is only available in English, may be obtained on SEDAR at www.sedar.com, on the Company’s website at www.anooraqresources.co.za or from the offices of Anooraq Resources Corporation in South Africa – 4th Floor, 82 Grayston Drive, Sandton, Johannesburg  2146

ANOORAQ RESOURCES CORPORATION
Registered office in Canada: Suite 1300 – 777 Dunsmuir Street
Vancouver, British Columbia  V7Y 1K2
Telephone (604) 643-7100  Fax (604) 643-7900
Head office in South Africa: 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146
Telephone +27 11 883 0831

May 24, 2011

To the shareholders of Anooraq Resources Corporation:

You are invited to attend the annual general meeting (the “Meeting”) of the shareholders of Anooraq Resources Corporation (“Anooraq” or the “Company”) to be held at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, on Wednesday, June 22, 2011 at 11:00 a.m. (Pacific Daylight Time).

The following business of the Company will be dealt with at the Meeting:

(i)	receipt of the financial statements of the Company for its fiscal period ended December 31, 2010, together with the auditor’s report thereon;

(ii)	the election of the directors of the Company for the ensuing year; and

(iii)	the appointment of an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

To be represented at the Meeting, shareholders registered on the Company’s Canadian register of shareholders must either attend the Meeting in person or sign, date and send the enclosed Canadian form of proxy (blue) so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Eastern Daylight Time) on Monday, June 20, 2011 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.  Beneficial shareholders should refer to the accompanying management information circular for further instructions.

Shareholders registered on the South African register, who hold either certificated common shares or dematerialised common shares in their own name, and who wish to be represented at the Meeting, must either attend the Meeting in person or complete, sign, date and send the enclosed South African form of proxy (yellow) so as to be deposited at the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001) prior to 2:00 p.m. (Eastern Daylight Time) on Monday, June 20, 2011 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders registered on the South African register who have dematerialised their common shares through a South African Central Securities Depositary Participant (“CSDP”), or broker and have not elected “own-name” registration or who hold certificated common shares through a nominee, and who wish to be represented at the Meeting, must instruct their CSDP, broker or nominee to issue the necessary letter of representation to attend, or must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between the shareholder and their CSDP, broker or nominee.

Yours truly,

/s/ Harold Motaung
Chief Executive Officer

 1

ANOORAQ RESOURCES CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Anooraq Resources Corporation (“Anooraq” or the “Company”) will be held at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, on June 22, 2011 at 11:00 a.m. (Pacific Daylight Time), for the following purposes:

ANNUAL GENERAL MEETING MATTERS

1.	to receive the financial statements of the Company for its fiscal period ended December 31, 2010, together with the auditor’s report thereon;

2.	to elect seven (7) directors of the Company for the ensuing year;

3.	to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.
to consider any amendment to, or variation of, any matter identified in this notice and to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is April 27, 2011 (the “Record Date”).  Shareholders of Anooraq whose names have been entered in either the Company’s Canadian register of shareholders or South African register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders whose Common Shares are Registered on the Company’s Canadian Register of Shareholders

A shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of Canadian proxy (blue) for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Eastern Daylight Time) on Monday, June 20, 2011 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

Beneficial shareholders should refer to the Information Circular for voting information.

Shareholders whose Common Shares are registered directly or indirectly on the Company’s South African Register of Shareholders

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, if they are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (yellow), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 2:00 p.m. (Eastern Daylight Time) on Monday, June 20, 2011 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

Shareholders who have disposed of some or all of their Common Shares, or their interest in such Common Shares, should forward a copy of the Information Circular, together with the attached forms, to the purchaser to whom, or the broker or agent through whom, they disposed of their Common Shares or their interest therein.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, CSDP, banker, accountant, attorney or other professional adviser immediately.

DATED at Vancouver, British Columbia this 24th day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Harold Motaung
Chief Executive Officer

TABLE OF CONTENTS

INFORMATION CIRCULAR	4
GENERAL PROXY INFORMATION	6
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	8
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8
FINANCIAL STATEMENTS	9
VOTES NECESSARY TO PASS RESOLUTIONS	9
DIRECTORS	10
APPOINTMENT OF AUDITOR	14
STATEMENT OF EXECUTIVE COMPENSATION	14
CORPORATE GOVERNANCE	25
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	27
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	28
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	28
MANAGEMENT CONTRACTS	28
ADDITIONAL INFORMATION	29
NO MATERIAL CHANGE	30
OTHER MATTERS	30
INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS	30

Cautionary Note to Readers

Cautionary Note Regarding Forward-Looking Statements

This Information Circular includes certain statements that may be deemed “forward-looking statements”.  All statements in this Information Circular, other than statements of historical facts, including statements that address the proposed Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) and future executive compensation policies and payments and events or developments that the Company expects, are forward-looking statements.  These statements appear in a number of different places in this Information Circular and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”,  “may”, or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  The Company believes that such forward-looking statements are based on material factors and  reasonable assumptions, including assumptions that: the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) will complete on favourable terms.

 Forward-looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to implement the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) on favourable terms, or at all, failure to implement executive compensation policies, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals.

Anooraq advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Anooraq or persons acting on its behalf. Anooraq assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with, or furnishes to, applicable Canadian securities regulators available at www.sedar.com and the United States Securities and Exchange Commission (“SEC”).

INFORMATION CIRCULAR

as at May 24, 2011 (unless otherwise indicated)

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Anooraq Resources Corporation (the “Company” or “Anooraq”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held on Wednesday, June 22, 2011 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “Anooraq”, “we” and “our” refer to Anooraq Resources Corporation.  “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.  “Registered Shareholders” means shareholders who hold Common Shares directly in their own name.  References in this Information Circular to dollar amounts are to Canadian dollars, unless otherwise indicated.

This Information Circular has been prepared in accordance with Form 51-102F5 – Information Circular of the Canadian Securities Commissions.  In addition to the Company’s primary TSX-V listing, the Company has secondary listings on NYSE AMEX and the JSE and accordingly various additional disclosures have been included in this Information Circular in order to satisfy the Listings Requirements of the JSE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Anooraq” or the “Company” means Anooraq Resources Corporation (registration number 10022-2033), a corporation incorporated on April 19, 1983 under the laws of the Province of British Columbia and listed on the TSX-V, the JSE and the NYSE AMEX;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“BEE” means broad based black economic empowerment, as envisaged pursuant to the MPRD Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDSAs at all levels in the economy of South Africa;

“Board of Directors” or “Board” means the board of directors of Anooraq;

“Bokoni Acquisition” means the transaction pursuant to which the Company acquired an effective 51% interest in Bokoni Platinum Mine and an additional 1% interest in the Ga-Phasha project, Boikgantsho project and Kwanda project effective July 1, 2009;

“CDS” means The Canadian Depository for Securities Limited;

“Common Shares” means common shares without par value in the capital of the Company;

“CSDP” means Central Securities Depository Participant in South Africa;

“HDSA” means, for the purposes of the Holdco Shareholders Agreement, a “historically disadvantaged South African” as contemplated in the MPRD Act, being a person or group who has been discriminated against on the basis of race, gender and disability, and includes certain trusts and companies in which such persons have interests, as contemplated in the Holdco Shareholders Agreement;

“HDSI” means Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada, located at 1020-800 West Pender, Vancouver, BC Canada, V6C 2V6;

“HDSI Management Services Contract” means the geological, management and administration services agreement dated December 31, 1996 between HDSI and Anooraq;

“Information Circular” means this management information circular dated May 24, 2011, together with all schedules hereto, distributed to Shareholders by Anooraq in connection with the Meeting;

“JSE” means the JSE Limited (registration number 2005/022939/06), a company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, 2004;

“the JSE Listings Requirements” means the JSE Limited Listings Requirements as amended from time to time;

“Meeting” means the annual general meeting of the Shareholders to be held at 11:00 a.m. (Vancouver time) on June 22, 2011 and any adjournment thereof;

“NYSE AMEX” means the NYSE AMEX stock exchange, the successor to the American Stock Exchange;

“Pelawan” means Pelawan Investments (Proprietary) Limited (registration number 2002/017920/07), a private company incorporated under the laws of South Africa with 15 BEE shareholders including Tumelo Motsisi and Harold Motaung;

“Pelawan Trust” means the independent South African trust established in accordance with the Pelawan Trust Deed, the trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Motsisi and Harold Motaung;

“Proxy” means the form of proxy on blue coloured paper which accompanies this Information Circular for use by Registered Shareholders other than Shareholders registered on the Company’s South African register of shareholders

“Plateau” means Plateau Resources (Proprietary) Limited (registration number 1996/013879/07), a private company incorporated under the laws of South Africa, being an indirect wholly-owned subsidiary of Anooraq;

“SEDAR” means the System for Electronic Document Analysis and Retrieval (SEDAR) available on the Internet at www.sedar.com;

“Shareholder” means a holder of Common Shares;

“South Africa” means the Republic of South Africa;

“South African Proxy” means the form of proxy printed on yellow coloured paper which accompanies this Information Circular and is to be completed by Shareholders whose Common Shares are registered on the Company’s South African register of Shareholders;

“Stock Option Plan” means the incentive stock option plan of the Company as adopted on June 17, 2005 and amended as of June 15, 2009;

“TSX-V” means TSX Venture Exchange Inc.; and

“ZAR” means the South African Rand, the currency of South Africa.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

GENERAL PROXY INFORMATION

The following proxy information is applicable to all Shareholders, other than Shareholders whose shares are registered on the Company’s South African register of Shareholders (“South African Shareholders”).  South African Shareholders should refer to the section of this Information Circular entitled “Information for South African Shareholders” for proxy instructions.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of Proxy are Harold Motaung, Chief Executive Officer and a director, and alternatively, Tumelo Motsisi, Chairman and director of the Company.  If you are a Shareholder entitled to vote in person at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.  If your shares are held in physical form (i.e. paper form) and actually registered in your name, then you are a Registered Shareholder.  However, if, like most Shareholders, you hold your shares in a brokerage account then you are a Beneficial Shareholder and the manner for voting is different for Beneficial Shareholders.  Beneficial Shareholders should read the instructions below carefully.

Voting by Proxyholders

The persons named in the Proxy will vote, or withhold from voting, the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified by the Shareholder in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a proxy may do so by:

(a)
completing, dating and signing the enclosed form of Proxy (blue sheet) and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy (blue sheet) for the toll free number, the holder’s account number and the proxy access number; or

(c)
using the internet through the website of the Company’s transfer agent at www.investorvote.com.  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of Proxy (blue sheet) for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received prior to 2:00 p.m. (Eastern Daylight Time) on Monday, June 20, 2011, or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays in the City of Toronto) before the commencement of the adjourned Meeting at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder, you should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.  Broadridge mails a voting instruction form in lieu of the Proxy provided by the Company.  The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting.  To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to Broadridge by mail or facsimile or voting instructions given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

These securityholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.  By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity.  If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS
OF VOTING SECURITIES

The Board of Directors has fixed April 27, 2011 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above or under the heading “Information for South African Shareholders”, will be entitled to vote or to have their Common Shares voted at the Meeting.  Quorum for the transaction of business at the Meeting is two persons present in person or by proxy, holding not less than 5% of the issued and outstanding Common Shares at the Record Date.

As of the Record Date, there were 201,888,473 Common Shares without par value issued and outstanding, each carrying the right to one vote.  The Company is authorized to issue an unlimited number of Common Shares.  There are 115,800 B2 and 111,600 B3 cumulative convertible redeemable preference shares issued in the capital of Plateau Resources (Pty) Ltd, a subsidiary of the Company, which when duly converted into Plateau Resources (Pty) Ltd common shares will, through a series of transactions be exchanged for 227.4 million Common Shares in the Company.  As these preference shares are issued by the Company’s subsidiary, they do not carry the right to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as at the Record Date are:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee(1) Pelawan Investments (Proprietary) Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	115,496,438	57.2%
Mr. Tumelo M. Motsisi(2) 4th Floor, 82 Grayston Drive Sandton, South Africa	28,535,143	14.1%
The Canadian Depository for Securities Limited (“CDS”)(3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	57,249,411	28.4%

(1)
These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in Item 10. “Escrow Securities” of Anooraq’s annual report on the Annual Information Form available at www.sedar.com.

(2)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, (multiplied by the number of Common Shares of Anooraq (115,496,438) held by the Pelawan Trust). Therefore, 27,719,145 of these shares are held as an indirect interest in the 115,496,438 shares shown above.

(3)
CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of the Company is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held through brokerage firms.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2010 and the auditors’ report thereon, with the related management discussion and analysis, will be placed before the Meeting.  These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Quebec.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Anooraq Resources Corporation, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365.  These documents are also available through the Company’s profile on SEDAR available on the Internet at www.sedar.com and on the Company’s website at www.anooraqresources.co.za.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein under “Election of Directors” and “Appointment of Auditor”.  If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

DIRECTORS

The following section sets out the names of the persons nominated for election as a Director at the Meeting, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.  The information as to the number of Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed(1)(2)	B3 Preference shares(1)(3)
Fikile Tebogo DE BUCK(6)(7)(9) Non-Executive Director Gauteng, South Africa	Since November 2008	Nil	—
Anu DHIR(6)(8)(9)(10) Director Ontario, Canada	Since July 2008	Nil	—
Wayne KIRK (6)(7) Director Washington, United States	Since July 2005	3,000	—
Harold MOTAUNG Director, Chief Executive Officer Gauteng, South Africa	Director Since September 2004 Chief Executive Officer Since April 2011	19,764,462(4)	18,972,000(4)
Tumelo MOTSISI(8)(10) Director and Chairman Gauteng, South Africa	Since September 2004	28,535,143(5)	26,784,000(5)
Sipho NKOSI(7) (8) Director Gauteng, South Africa	Since November 2004	Nil	—
Rizelle SAMPSON(9) Director Gauteng, South Africa	Since September 2004	Nil	—

(1)
The information as to number of Common Shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

(2)	Directors personally own or control a total of 49,293,528 common shares, which represent approximately 24.4% of the current outstanding shares. The directors also hold 7,071,000 stock options.
(3)	Directors personally indirectly own or control a total of 45,756,000 B3 Preference shares, which represent approximately 41% of the current outstanding shares.
(4)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares of Anooraq (115,496,438) and B3 Preference shares of Plateau (111,600,000) held by the Pelawan Trust.

(5)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares of Anooraq (115,496,438) and B3 Preference shares of Plateau (111,600,000) held by the Pelawan Trust.

(6)	Member of the Audit Committee.
(7)	Member of Nominating and Governance Committee.
(8)	Member of Compensation Committee.
(9)	Member of the Sustainable Development Committee.
(10)	Member of the Investment Committee.

There have been no changes in the Directors’ holdings of Common Shares as set out above between December 31, 2010 and the date of this Information Circular.  The following are biographies for the Directors of Anooraq nominated for election.

FIKILE TEBOGO DE BUCK, BA, FCCA – Director

Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2008	Present
Harmony Gold Company Limited	Director	April 2006	Present

ANU DHIR, BA, JD - Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations. Ms. Dhir is a non-executive director of Frontier Rare Earths Limited, a TSX-listed company that is focused on rare earth elements and also serves as a non-executive director of Compass Asset Management headquartered in Almaty, Kazakhstan.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Andina Minerals Inc.	Officer	January 2006	November 2006
Compass Asset Management	Director	June 2009	Present
Miniqs Limited	Director and Officer	March 2010	Present
Frontier Rare Earths Limited	Director	November 2010	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired attorney and consultant. With over 35 years professional experience, Mr. Kirk also has over nine years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

A. H. C. (HAROLD) MOTAUNG, BSc, MBA – Chief Executive Officer and Director

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor.  Mr. Motaung then moved to the South African Government's Department of Minerals and Energy (“DME”) as a director within the Mine Inspectorate.  As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act.  Subsequently he was appointed Chief Director within the Mine Inspectorate.  His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the MQA. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund.  Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals & Petroleum Development Act.  Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.  Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies. Mr. Motaung is the founding member and CEO of Pelawan, the controlling shareholder of Anooraq. Recently he was appointed and served on the board of Mintek as the non-executive chairman.

Mr. Motaung has been a director of the Company since September 2004, and the CEO of the Company since April 2011.

During the past five years, Mr. Motaung is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chairman and Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors.  Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla.  Mr. Motsisi also served as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies.  Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

During the past five years, Mr. Motsisi is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

SIPHO A. NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the United States.  He has an extensive background in the mining and power industries. Mr. Nkosi is the CEO of Exxaro Resources Limited.  Prior to this, Mr. Nkosi was one of the founders and CEO of Eyesizwe Coal (Pty) Ltd, which merged with Kumba Resources to form Exxaro.  Prior to Eyesizwe Coal, Mr. Nkosi was Country Manager of ABB Alstom Power (SA), having previously worked with Anglo Coal and Ingwe. In 1992, Mr. Nkosi joined Ingwe as the Marketing Manager responsible for international coal marketing.  He was Export Marketing Co-ordinator in the international marketing division of Anglo Coal from 1986 to 1991.

Mr. Nkosi has been the President of the Chamber of Mines of South Africa since 2008, being an Executive Council member of the Chamber of Mines since 2006.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director	November 2006	Present
Sanlam Limited	Director	March 2006	Present
Great Basin Gold Ltd.	Director	August 2003	July 2009

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd, she co-founded African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is mainly black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a trustee of the Sentech Educational Fund Advisory Board and a non-executive director of IPSA Group Plc and Diesel Power Open Cast Mining.

During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Diesel Power Open Cast Mining	Director	June 2010	Present
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present
Anooraq Resources Corporation	Director	September 2004	Present

Conflicts of Interest

Directors and officers of Anooraq may from time to time serve as directors of and have an interest either directly or indirectly, in other companies involved in natural resource exploration and development.  As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest.  On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification.  In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG Inc. (“KPMG”), Chartered Accountants, 85 Empire Road, Parktown, Johannesburg, South Africa.  KPMG will be nominated at the Meeting for reappointment as auditors of the Company at a remuneration to be fixed by the Audit Committee of the Board of Directors.  KPMG was first appointed auditor of the Company on May 21, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation.  The Compensation Committee has the following duties, responsibilities and authority:

(a)
To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the Directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors.

(b)
To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Chief Executive Officer, Chief Financial Officer and other senior officers (collectively, the “Officers”) if applicable.  The Compensation Committee evaluates the performance of the Officers in light of those goals and review and recommend to the Board the officers’ annual compensation and incentive or equity plan participation levels and bases of participation.  Recommendations of compensation include salary, bonus, and other incentive compensation.

(c)	To review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company’s other employees.

(d)
Based upon input and recommendations from the Officers, to review the Company’s incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans.

(e)	To administer the Company’s stock option and other equity based compensation plans and determine the grants of stock options and other equity based compensation.

(f)	To prepare and publish any annual executive compensation report in the Company’s annual information form or information circular.

The Compensation Committee is composed of Anu Dhir (the Committee Chairperson) and Sipho Nkosi, both of whom are independent directors.  During 2010, the committee met four (4) times.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);

(b)	the Chief Financial Officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2010.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee.  The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role.  As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers.  In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international sources of such listed information.  Currently, the Company relies on Anglo Platinum for this information, and Anglo Platinum uses PE Corporate Services (Pty) Ltd and Global Remuneration Solutions (Pty) Ltd to provide this information.  Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.  Salaries of executive officers are reviewed annually by the Board of Directors.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses.  No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2011 based on objectives to be agreed by the Board for 2010.  The Company is currently in the process of compiling a remuneration policy with the assistance of PwC in order to determine such bonus payments.

Equity Participation

The Company has in place the Stock Option Plan dated for reference May 21, 2004, as amended June 17, 2005 and on June 15, 2009. The terms of the Plan are described below at “Stock Option Plan.”  The Stock Option Plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent directors, employees and consultants, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Stock options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The Compensation Committee administers the stock option plan, generally granting options annually to directors, management, employees and consultants, and to individuals commencing employment with the Company.  Previous grants are taken into account when considering new grants.

The Company also currently has a scheme in place to award share appreciation rights (“SARs”) to recognize the contributions of senior staff to the Company’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of the Company’s Common Shares on the JSE and are settled in cash on the exercise date.  The share appreciation rights settle on the vesting date and then employees can exercise at any date between the vesting date and the expiration date.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares on December 31, 2005 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

To evaluate the trend in the Company’s compensation levels in relation to the Company’s performance as measured in the graph above, the Company relied on total annual compensation awarded for  2006 through 2010 on the same basis as is currently disclosed in the “Summary Compensation Table” for the NEOs below.  As at December 31, 2010 total annual compensation for NEOs had increased about 56% compared to 2006.  The Company’s share price performance for 2006 through 2010 increased by about 98%.  The trend in compensation levels of NEOs for 2006 through 2010 each year generally tracked the Company’s share price performance.

SUMMARY COMPENSATION TABLE

The compensation provided to NEOs for the Company’s most recently completed financial year of December 31, 2010 is:

Name	Year	Salary(2) ($)	Option based awards(3) ($)	Non-equity incentive plan compensation		Pension value(5) ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive plans(4) ($)	Long- term incentive plans ($)

Phillip Kotze (1) Director, President and Chief Executive Officer	2010 2009 2008	428,910 414,559 200,000	Nil 143,350 1,359,428	Nil Nil Nil	Nil Nil Nil	63,006 89,055 Nil	21,135 Nil Nil	513,051 646,963 1,559,428

Name	Year	Salary(2) ($)	Option based awards(3) ($)	Non-equity incentive plan compensation		Pension value(5) ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive plans(4) ($)	Long- term incentive plans ($)

Tumelo Motsisi Director and Chairman	2010 2009 2008	373,384 366,733 350,700	Nil 234,339 941,191	Nil 323,007 167,000	Nil Nil Nil	55,233 80,042 Nil	21,699 Nil 3,094	450,316 1,004,122 1,461,985

Harold Motaung (6) Director Sustainability and social affairs	2010 2009 2008	294,023 302,056 288,750	Nil 90,996 941,191(5)	Nil 144,375 137,500	Nil Nil Nil	44,122 88,167 Nil	23,351 Nil 3,094	361,496 625,594 1,370,535

Joel Kesler Corporate Finance and Business Development	2010 2009 2008	267,658 267,705 255,150	Nil 91,590 941,191	Nil 267,910 121,500	Nil Nil Nil	40,431 73,877 Nil	26,429 Nil 3,094	334,518 701,083 1,320,935

Bava Reddy Executive: Mineral Strategy and Exploration	2010 2009 2008	214,732 207,841 44,586	Nil 369,724 Nil	Nil Nil Nil	Nil Nil Nil	32,429 44,097 3,546	19,436 Nil Nil	266,597 621,662 48,132

De Wet Schutte (7) Chief Financial Officer	2010 2009	310,288 23,110	610,491 Nil	Nil Nil	Nil Nil	29,687 248	689 Nil	951,155 23,359
Notes:
(1)
Mr. Kotze was appointed as President and Chief Executive Officer on July 1, 2008.  Mr. Kotze resigned from his position as President and Chief Executive Officer effective April 1, 2011.  Bonus payments to Mr. Kotze in respect of his employment in 2010 and 2011 are still being determined by the Board.

(2)
Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in South African Rand (“ZAR”) at an exchange rate of 1 Canadian dollar = ZAR 7.10, being the average monthly rate in effect for the year ended December 31, 2010.

(3)
The options granted in the 2008, 2009 and 2010 financial years were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life (2010: 5 – 7 years) of the stock option, expected volatility (2010: 83%) of the Company’s common share price, expected dividend yield (2010: Nil), and risk-free interest rate (2010: 2.8%).

(4)
The annual incentive figures are related to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the Bokoni Acquisition Agreements in 2008 and 50% on the closing date of the Bokoni Acquisition in 2009.  Additional bonus payments may be paid in 2011 in respect of employment in 2010, to be determined by the Board.  See “Report on Executive Compensation - Bonus Compensation.”

(5)	The amounts reported as pension plan values reflect the employer contributions to the defined contribution provident and pension funds.
(6)	Mr. Motaung was appointed as Chief Executive Officer on April 1, 2011.
(7)	Mr. De Wet Schutte was appointed Acting Chief Financial Officer in December 2009 and was appointed as Chief Financial Officer with effect from May 1, 2010.

The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.

INCENTIVE PLAN AWARDS

The Company currently has an option-based awards plan and a share appreciation rights scheme in place for certain employees. At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options outstanding were approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2010 for each NEO:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Phillip Kotze	796,000 1,000,000	1.29 0.84	June 25, 2013 November 30, 2016	262,680 780,000
Tumelo Motsisi	975,000 525,000 800,000	1.29 1.29 0.84	October 15, 2012 June 30, 2013 November 30, 2016	321,750 173,250 624,000
Harold Motaung	535,000 525,000 510,000	1.29 1.29 0.84	October 15, 2012 December 17, 2010 November 30, 2016	176,550 173,250 397,800
Joel Kesler	475,000 525,000 570,000	1.29 1.29 0.84	October 15, 2012 June 30, 2013 November 30, 2016	156,750 173,250 444,600
Bava Reddy	550,000 540,000	0.96 0.84	June 30, 2014 November 30, 2016	363,000 421,200
De Wet Schutte	500,000	1.61	May 1, 2017	5,000
Note:
(1)
The value at December 31, 2010 is calculated by determining the difference between the closing price of the Common Shares at December 31, 2010 ($1.62 per share) underlying the option on the TSX-V and the exercise price of the options, multiplied by the number of options outstanding as at December 31, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2010, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Phillip Kotze	153,180	Nil
Tumelo Motsisi	122,544	Nil
Harold Motaung	78,122	Nil
Joel Kesler	87,313	Nil
Bava Reddy	87,313	Nil
De Wet Schutte	Nil	Nil
Note:
(1)
These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of vesting and the exercise or base price of the option.

Stock Option Plan

As noted above, the only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by Shareholders on May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. Amendments to the Stock Option Plan were approved by Anooraq shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009. Such amendments were as follows:

(a)
to reprice 8.061 million options outstanding on June 15, 2009 to decrease the exercise price of such stock options to $1.29, including stock options granted to certain insiders of the Company pursuant to the Repricing; and

(b)
to amend the Company’s current stock option plan to increase the maximum number of Common Shares that may be issued pursuant to the plan from 18,300,000 to 32,600,000 Common Shares, less the 8,464,000 shares previously issued on exercise of options under the Plan, resulting in an increase in the number of Common Shares available for issuance pursuant to stock option grants made following the 2009 annual and extraordinary general meeting of the Company to 16,300,000 Common Shares.

Repricing

Pursuant to the Repricing, the exercise price of the outstanding stock options of the Company was reduced to $1.29, which was determined in accordance the requirements of the TSX-V. The Board of Directors determined that the Repricing was desirable to the Company in order to reflect current market value of the Company’s Common Shares and to incentivize the management and employees of the Company and to better align their interests with the interests of the Company.

Issue of new options

During the 2010 year the Company issued 1,240,000 share options with a weighted average exercise price of $1.30.

The terms of the outstanding stock options at December 31, 2010 are as follows:

Expiry date	Option price	Number of Options Outstanding	Number of Options Vested	Weighted Average Life (years)
15 October 2012	$1.29(1)	4,145,000	4,145,000	1.6
25 June 2013	$1.29(1)	916,000	916,000	2.3
30 June 2013	$1.29(1)	1,410,000	1,410,000	2.3
25 June 2014	$0.96	600,000	600,000	3.3
30 November 2016	$0.84	4,855,000	1,583,415	5.8
1 May 2017	$1.68	500,000	-	6.2
1 July 2017	$1.05	260,000	-	6.3
2 August 2017	$1.11	480,000	-	6.4
Total		13,166,000	8,654,415
Weighted average exercise price		$1.11	$1.19
  Note:
(1)	The options were re-priced to $1.29 on June 30, 2009.

The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Stock Option Plan provides that options may be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options typically expire five to seven years after the date of grant of such options.

Eligible Optionees

Under TSX-V policies, to be eligible for the issuance of a stock option under the Stock Option Plan, an optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant.  If the option is granted to a company, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

(a)	all options granted under the Stock Option Plan are non-assignable and non-transferable;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)
an option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death.  In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement.  In the case of death, it terminates at the earlier of one year after the event or the expiry of the option.  Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

(d)
the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSX-V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

Share appreciation rights (“SARs”)

Anooraq and its subsidiaries (the “Group”) also currently has a scheme in place to award share appreciation rights (“SARs”) to recognize the contributions of senior staff to the Group’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of Anooraq on the JSE and are settled in cash on the exercise date.  The SARs settle on the vesting date and then employees can exercise at any date between the vesting date and the expiration date.

A third of the share appreciation rights granted vest annually on the anniversary of the grant date, with an expiry date 4 years from the grant date. The base price of these share appreciation rights equals the closing market price of the underlying shares on the trading date immediately preceding the granting of the share appreciation rights.

	2010	2009
Share appreciation rights granted (all unvested at year-end)	3,737,103	2,933,000
Vesting year of unvested share appreciation rights:
One year after the grant	1,575,035	977,667
Two years after the grant	1,575,035	977,667
Three years after the grant	587,033	977,666
Total number of shares unvested	3,737,103	2,933,000

The value of the SARs expensed in the year ended 31 December 2010 was calculated as $947,176 (2009: $145,199). The value of SARs grants to each NEO are included in the Summary Compensation Table above.

The assumptions used to estimate the fair value of the SARS granted during the year were:

South African risk-free rate	6.7%	8.4%
Volatility	82% - 86%	83%
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

The only vesting conditions for the scheme are that the employees should be in the employment of the Group.

The volatility of the shares were calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Anooraq equal to the term to maturity of the scheme.

The risk-free rate for periods within the contractual term of the share right is based on the South African Government Bonds in effect at the time.

PENSION PLAN BENEFITS

The full time employees of the Company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Amplats Group Provident Fund.
•	The Company contributes 14% of the basic salaries of certain employees to the Amplats Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2010	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2010
	($)	($)	($)	($)
Philip Kotze	83,934	16,600	54,185	154,719
Tumelo Motsisi	75,740	14,862	47,500	138,102
Harold Motaung	62,118	12,110	37,945	112,173
Joel Kesler	55,104	10,812	34,497	100,413
Bava Reddy	34,591	7,280	27,886	69,757
De Wet Schutte	-	1,721	25,484	27,205

Pension Fund
Name	Accumulated value at 1 January 2010	Net Employee Contributions	Total growth earned/interest earned (employee contribution)	Accumulated value at 31 December 2010
	($)	($)	($)	($)
Philip Kotze	49,040	31,503	9,675	90,218
Tumelo Motsisi	44,260	27,616	8,664	80,540
Harold Motaung	36,300	22,061	7,060	65,421
Joel Kesler	32,201	20,056	6,303	58,560
Bava Reddy	20,202	16,215	4,241	40,658
De Wet Schutte	-	14,844	998	15,842

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and Bava Reddy and De Wet Schutte, which provide for the salary and benefits as disclosed under the heading “Summary Compensation Table”.  There are no written employment contracts in place between the Company and Tumelo Motsisi, Harold Motaung and Joel Kesler.  The Company is currently in the process of compiling a remuneration policy with the assistance of PwC, and as part of this process the written employment contracts between the Company and NEOs will also be reviewed or implemented, as applicable.

It is not expected that there will be any written contracts between the Company and any independent  non-executive directors which are appointed to the Board.

There are no compensatory plans or arrangements with the NEOs that entitle a NEO to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the NEOs’ employment, a change in control of the Company or its subsidiaries or a change of the NEOs’ responsibilities following a change in control.

Written employment contracts between the Company and certain of the Company’s NEOs, as described above, provide for compensation payable under certain circumstances following termination or a change in control, inclusive of the following:

•	a 30 day notice period applies;
•	payment of annual holiday leave;
•	in terms of the stock option plan, all vested stock options held by the employee may be exercised with 90 days.

DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but an independent director (namely in 2010, Sipho Nkosi, Wayne Kirk, Fikile Tebogo De Buck, Rizelle Sampson and Anu Dhir) are paid an annual director’s fee of $35,000, plus an additional fee of $5,000 for the Audit Committee Chairperson, $3,000 for other Committee Chairpersons, and $500 for Audit Committee members per meeting.  Executive officers do not receive additional compensation for serving as directors. There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2010 is:

Name of Director (7)	Fees earned ($)(2)	Option- based awards ($)(3)	Bonus Shares	Non-equity incentive plan compensation	Total(5) ($)
Anu Dhir	41,500	Nil	Nil	Nil	41,500
Fikile De Buck	72,000	Nil	Nil	Nil	72,000
Wayne Kirk(4)	40,000	Nil	Nil	Nil	40,000
Sipho Nkosi	38,000	Nil	Nil	Nil	38,000
Rizelle Sampson	36,250	Nil	Nil	Nil	36,250
Ronald W. Thiessen(1)	35,000	Nil	Nil	Nil	35,000
Notes:
(1)	Mr. Thiessen elected not to stand for re-election at the Meeting.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(3)	No options were granted to directors in 2010.
(4)	Nominating and Governance Committee Chairman
(5)	Directors who are also employees do not receive compensation for services as directors.

The following table sets out all option-based awards outstanding as at December 31, 2010, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Ronald Thiessen	120,000 150,000	1.29 0.84	June 30, 2013 November 30, 2016	39,600 117,000
Wayne Kirk	360,000 150,000	1.29 0.84	October 15, 2012 November 30, 2016	118,800 117,000
Sipho Nkosi	240,000 150,000	1.29 0.84	October 15, 2012 November 30, 2016	79,200 117,000
Rizelle Sampson	240,000 150,000	1.29 0.84	October 15, 2012 November 30, 2016	79,200 117,000
Anu Dhir	120,000 150,000	1.29 0.84	June 25, 2013 November 30, 2016	39,600 117,000
Fikile De Buck	100,000	0.84	November 30, 2016	117,000
Note:
(1)
The value at December 31, 2010 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2010 ($1.62) underlying the option on the TSX-V and the exercise price.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2010, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Ronald Thiessen	22,977	Nil
Wayne Kirk	22,977	Nil
Sipho Nkosi	22,977	Nil
Rizelle Sampson	22,977	Nil
Anu Dhir	22,977	Nil
Fikile De Buck	22,977	Nil
Note:
(1)
These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.  The value of each amount has been determined by taking the difference between the market price of the shares underlying the option at date of vesting and the exercise or base price of the option.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders.  The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101.

1.	Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, recent employment by the auditors and like matters. There are currently five independent and three non-independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, is available on the Company’s website at http://www.anooraqresources.co.za.

The Board facilitates its independent supervision over management in several ways including by holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary.  The independent members of the Board of Directors of the Company for the fiscal year ended December 31, 2010 were Fikile De Buck, Anu Dhir, Wayne Kirk, Sipho Nkosi and Rizelle Sampson.

The non-independent directors for the fiscal year ended December 31, 2010 were Philip Kotze (former President and Chief Executive Officer), Harold Motaung (Chief Executive Officer and former Chief Operating Officer), Tumelo Motsisi (Former Acting President and Chief Executive Officer), and Ron Thiessen (former Chief Executive Officer and employee of HDSI, a company that has provided services to Anooraq).  Mr. Kotze resigned as a director effective April 1, 2011 and Mr. Thiessen has elected not to stand for re-election.

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2010:

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development Committee	Investment Committee
Anu Dhir(4)	4 of 4	4 of 4	Not applicable	4 of 4	2 of 2	1 of 1
Fikile De Buck (2)	2 of 4	4 of 4	3 of 3	Not applicable	2 of 2	Not applicable
Philip Kotze	4 of 4	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Wayne Kirk (3)	4 of 4	4 of 4	3 of 3	Not applicable	Not applicable	Not applicable
Harold Motaung	4 of 4	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(1)(6)	4 of 4	Not applicable	Not applicable	1 of 1	Not applicable	1 of 1
Sipho Nkosi	3 of 4	Not applicable	3 of 3	4 of 4	Not applicable	Not applicable
Rizelle Sampson (5)	4 of 4	Not applicable	Not applicable	Not applicable	2 of 2	Not applicable
Ronald W. Thiessen	4 of 4	Not applicable	Not applicable	Not applicable	Not applicable	1 of 1
Notes:
(1)	Board Chairman. Mr. Motsisi resigned from the Compensation Committee in May 2010.
(2)	Audit Committee Chairman.
(3)	Nominating and Governance Committee Chairman
(4)	Compensation Committee Chairman
(5)	Sustainable Development Committee Chairman
(6)	Investment Committee Chairman

2.	Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized.  When new directors are appointed, they are acquainted with the Company’s mineral projects and the expectations of directors.  Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

3.	Ethical Business Conduct

The Board has adopted a formal ethics policy, included as Exhibit 3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.anooraqresources.com).  The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4.	Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.  The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

5.	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6.	Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee, Compensation Committee, Sustainable Development Committee and Investment Committee.

7.	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees.  The Board and its committees have initiated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee charter is available for download at www.sedar.com or as Exhibit 5 to the Company’s Corporate Governance Policies and Procedures Manual on the Company’s website at www.anooraqresources.com.

Composition of the Audit Committee

The members of the Audit Committee in 2010 were Anu Dhir, Fikile De Buck and Wayne Kirk.   All of the members of the Audit Committee are independent members of the Audit Committee and all members are considered to be financially literate.  Ms. DeBuck is a Chartered Certified Accountant and is hence is considered a “financial expert”.

Relevant Education and Experience

As a result of his or her education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•
the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

Mr. Kirk is an experienced securities lawyer and Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants (FCCA (UK)).  Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, Chartered Accountants, have not provided any material non-audit services, except as noted in the table below.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors.  The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services.  The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence.  Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2010	Fees paid to auditor in year ended December 31, 2009
Audit Fees (1)	$1,159,069	$285,514
Audit-Related Fees (2)	Nil	48,862
Tax Fees(3)	70,442	Nil
All Other Fees(4)	Nil	Nil
Total	$1,229,511	$334,376
Notes:
(1)
“Audit Fees” consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company’s external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.

(2)
“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the fiscal year ended December 31, 2010, or has any interest in any material transaction in the current year other than as set out in this Information Circular.

MANAGEMENT CONTRACTS

Except for services performed by HDSI pursuant to the HDSI Management Services Contract and Pelawan as described in the Company’s Annual Information Form dated March 23, 2011 and filed on SEDAR at www.sedar.com, there are  no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form dated March 23, 2011 and filed on SEDAR on March 23, 2011.  A copy of the Company’s Annual Information Form dated March 23, 2011 will be provided free of charge to any Shareholder upon request.  Financial information is provided in the audited financial statements for the year ended December 31, 2010 and the accompanying auditor’s report thereon and related management’s discussion and analysis which were filed on SEDAR on March 23, 2011.  Additional information may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone number (604) 684-6365 or +27 11 883 0831 (South Africa) or fax number (604) 684-8092 or +27 11 883 0836 (South Africa).

Shareholders may refer to the following documents, available on SEDAR at www.sedar.com, which documents do not form part of and are not, unless otherwise stated herein, incorporated by reference into this Information Circular:

(a)
details of the Company’s current share capital in the Company’s Annual Information Form filed on SEDAR on March 23, 2011 and in the audited financial statements of the Company for the year ended December 31, 2010 as filed on SEDAR on March 23, 2011;

(b)	details of material loans made to the Company and its subsidiaries in the audited financial statements for the year ended December 31, 2010 as filed on SEDAR on March 23, 2011;

(c)
the historical market prices of Anooraq securities listed in the Company’s Annual Information Form filed on SEDAR on March 23, 2011 and on the TSX-V website (www.tsx.com) and on the JSE website (www.jse.co.za);

(d)	a description of the current business of the Company in the Company’s Annual Information Form filed on SEDAR on March 23, 2011;

(e)
the prospects of the Company as described in the Company’s Annual Information Form dated March 23, 2011 and in management’s discussion and analysis which accompanies the audited financial statements for the year ended December 31, 2010 as filed on SEDAR on March 23, 2011;

(f)	the history of the change in controlling shareholders through the Insider Reports and Early Warning reporting released on SEDAR;

(g)
all material contracts (i.e. any contract to which the Company or any of its subsidiaries is a party, other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year, or before the last financial year but is still in effect, including any external management / administration agreements) in the Company’s Annual Information Form which was filed on SEDAR on March 23, 2011;

(h)	the historical auditors’ reports and audited financial statements of the Company for the fiscal years ended December 31, 2010, 2009 and 2008 as filed on SEDAR;

(i)	all corporate records (articles of incorporation, central securities register etc.) at the registered and records office of the Company; and

(j)	all National 43-101F1 compliant technical reports (Competent Persons Reports) as filed on SEDAR.

NO MATERIAL CHANGE

Subsequent to the end of the last financial period reported on, namely the twelve months ended December 31, 2010, Anooraq and Anglo Platinum entered into discussions surrounding a potential transaction. The  discussions involve  a strategic review by the parties of the Bokoni Platinum Holdings (Pty) Limited’s (“Bokoni Group”) assets, capital and financing structures, with a view to effecting a group restructure and refinancing transaction  (the “Bokoni Group restructure”).  Pursuant to the implementation of the Bokoni Group restructure Anooraq has unwound its interest rate hedge transaction with Standard Chartered Bank (“SCB”) and Anglo Platinum has taken cession of Anooraq’s senior loan obligations (the “Senior Debt”) with SCB and Rand Merchant Bank (“RMB”), a division of FirstRand Bank Limited, including the outstanding indebtedness and related future funding obligations from the Senior Lenders in full, effective as of April 28, 2011, with definitive agreements relating to the Senior Debt to be finalized with Anglo Platinum. The outstanding amount of debt acquired by RPM is $96.4 million (ZAR 671 million).  In terms of paragraph 3.9 of the Listings Requirements of JSE Limited, shareholders of Anooraq are advised that the Bokoni Group restructure may have a material impact on the price at which the securities of Anooraq are trading.

OTHER MATTERS

The directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

The directors of the Company whose names are set out on pages 10 to 13 as at the date hereof collectively and individually accept full responsibility for the accuracy of the information given in this Information Circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, all reasonable enquiries to ascertain such facts have been made, and the circular contains all information required by the JSE Listings Requirements.

INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS

This Information Circular will be distributed to all Shareholders on the South Africa register who have elected to receive such documentation.

South African Proxy Instructions

Voting by Proxyholders

The persons named in the South African Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The South African Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the South African Proxy, the persons named in the South African Proxy will vote the Common Shares represented by the South African Proxy for the approval of such matter.

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a CSDP and who are unable to attend the Meeting but wish to be represented thereat may complete and return the attached form of South African Proxy (yellow), in accordance with the instructions contained therein, to be received by Computershare Investor Services (Pty) Limited by mail at PO Box 61051, Marshalltown, 2107 or by hand at Ground Floor, 70 Marshall Street, Johannesburg, 2001 prior to 2:00 p.m. (Eastern Daylight Time) on Monday, June 20, 2011 or, if the Meeting is adjourned, not less than

48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee and who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend.  If such shareholders do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Shareholders who hold dematerialised Common Shares must ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

The Company does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of a Shareholder holding dematerialised Common Shares to notify such shareholder of the Meeting or any business to be conducted thereat, or to validly authorize a Shareholder to attend or vote thereat.

Shareholders are advised to consult their professional adviser if they have any questions regarding the above.

The company’s sponsor in South Africa is Macquarie First South Advisers (Pty) Limited (tel: +27 11 583 2000).

DATED at Vancouver, British Columbia, May 24, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Harold Motaung”

Harold Motaung
Chief Executive Officer of Anooraq and duly
authorized signatory on behalf of the other directors

Document 2

ANOORAQ RESOURCES CORPORATION

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 22, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every registered shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
____
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m. (Eastern Daylight Time), on Monday, June 20, 2011
(or not less than 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting).
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

●	Call the number listed BELOW from a touch tone telephone.	●	Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER
13AP11147.E.sedar/000001/000001/i

+	+

Appointment of Proxyholder
I/We, being shareholder(s) of Anooraq Resources Corporation (the "Corporation") hereby appoint: Harold Motaung, Director and CEO of the Corporation, or failing him, Tumelo Motsisi, Chairman of the Corporation
OR	Print the name of the person you are appointing if this person is someone other than the persons named herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held at 11:00 a.m. Pacific Daylight Time, on Wednesday, June 22, 2011 at 1300-777 Dunsmuir Street, Vancouver, British Columbia, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Fikile DeBuck	☐	☐	02. Anu Dhir	☐	☐	03. Wayne Kirk	☐	☐

04. Harold Motaung	☐	☐	05. Tumelo Motsisi	☐	☐	06. Sipho Nkosi	☐	☐	____ Fold

07. Rizelle Sampson	☐	☐

	For	Withhold

2. Appointment of Auditors Appointment of KPMG Inc. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

____
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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

¢	1 2 2 7 8 6	A R 0	A R Q Q	+

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)
Date:	May 27, 2011	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer